[Airtrax, Inc. Letterhead]

                                                    January 27, 2005

VIA FACSIMILE AND EDGAR
Mr. Dan Duchovny
United States Securities
and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
202-942-9585


Re:       Airtrax, Inc. - Preliminary Proxy Filed January 11, 2005 (File No.
          001-16237)

Dear Mr. Duchovny:

     Reference is made to the Preliminary Proxy Statement on Schedule 14A of Airtrax, Inc. (the "Company") which was filed with the Securities Exchange Commission (the "SEC") on January 11, 2005 (File No. 001-16237).

     The Company hereby requests that the SEC not undertake a review of the above referenced filing. After further review, the Company has determined that it needs to amend the Preliminary 14A and will re-file sometime next week.

     Thank you and please do not hesitate to contact the undersigned with any questions.

Very truly yours,
Airtrax, Inc.

/s/ Peter Amico
--------------
Peter Amico
President